UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
___________________________________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
___________________________________________

INVACARE CORPORATION
(Name of Subject Company (Issuer))

INVACARE CORPORATION
(Name of Filing Person (Offeror))
___________________________________________

4.125% Convertible Senior Subordinated Debentures due 2027 (Title of Class of Securities)	461203 AD3 (CUSIP Number of Class of Securities)

Anthony C. LaPlaca
Senior Vice President, General Counsel and Secretary
One Invacare Way,
Elyria, Ohio 44035-4190
(440) 329-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filings person)
___________________________________________

Copies to:

Douglas A. Neary
Calfee, Halter & Griswold LLP
The Calfee Building
1405 East Sixth Street
Cleveland, Ohio 44114
(216) 622-8200
___________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,350,000	$1,547.26

* The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of December 23, 2016, there was $13,350,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $13,350,000.
** The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of transaction value. The filing fee was previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
___________________________________________

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT
This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on December 23, 2016 (the “Schedule TO”), with respect to the Indenture, dated as of February 12, 2007 (the “Indenture”), among Invacare Corporation, an Ohio corporation (the “Company”), the Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee and paying agent (“Trustee” or “Paying Agent”), for the Company’s 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”).

This Amendment No. 1 is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures as set forth in the Issuer Put Right Notice to Holders of 4.125% Convertible Senior Subordinated Debentures due 2027, dated December 23, 2016 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 reports the final results of the Put Option and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO and the Put Option remain unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or in the Put Option. You should read this Amendment No. 1 together with the Schedule TO and the Put Option.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby supplemented as follows:

The Put Option expired at 5:00 p.m., Eastern Time, on January 30, 2017. The Company was advised by Wells Fargo Bank, N.A., the trustee and paying agent, that all $13,350,000 in aggregate principal amount of the Debentures outstanding were validly surrendered and not validly withdrawn pursuant to the Put Option. The Company has accepted for purchase all such Debentures. The purchase price of the Notes surrendered pursuant to the Put Option was equal to 100% of the principal amount of the Notes. The February 1, 2017 repurchase date is an interest payment date under the terms of the Debentures. Accordingly, the purchase price for Debentures surrendered for repurchase pursuant to the Put Option will not include accrued and unpaid interest. Pursuant to the Indenture, the Company will pay, on the interest payment date, accrued and unpaid interest on all of the Debentures through January 31, 2017, to all holders who were holders of record on January 15, 2017, regardless of whether the Debentures were surrendered pursuant to the Put Option.

Accordingly, the aggregate purchase price for all Debentures validly tendered for purchase pursuant to the Put Option is $13,350,000. The Company expects that the settlement date for the Put Option will be February 2, 2017. Following settlement of the Put Option, no Debentures will remain outstanding.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVACARE CORPORATION
(Registrant)

Date: February 1, 2017	By:	/s/ Robert K. Gudbranson
	Name:	Robert K. Gudbranson
	Title:	Senior Vice President and Chief Financial Officer